[To be typed on American Honda Receivables Corp. Letterhead]

February 28, 2007

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Corporate Finance

100 F Street N.E.

Washington D.C.  20549-3561

Re: Honda Auto Receivables 2006-1 Owner Trust

Form 10-K for the fiscal year ended March 31, 2006

Filed June 29, 2006

File No. 333-132320-01

Ladies and Gentlemen:

American Honda Receivables Corp. (the “Company”) has received your letter from Max A. Webb dated February 20, 2007.  Attached to this cover letter please find a draft Form 10-K/A  marked to show changes to the  Form 10-K filed June 29, 2006, as amended by Amendment No. 1 on Form 10-K/A filed on 6/30/2006 which is intended to reflect your comments. In addition to the draft Form 10-K/A, our detailed response to your comments appears below:

Form 10-K

General

1.

Please tell us why only two servicers provided the servicing compliance statement required by Item 1123 of Regulation AB when three servicers provided assessment reports.

The three servicers providing assessment reports were American Honda Finance Corporation, JPMorgan Chase Bank, N.A. and FDI Computer Consulting.  It is our understanding that JPMorgan Chase Bank, N.A. as Indenture Trustee, is a servicer that does not meet the criteria in Item 1108 subparagraphs (a)(2)(i) through (iii) and accordingly an Item 1123 servicer compliance statement is not required.  The Company believes that Regulation AB Telephone Interpretation 12.01 confirms this understanding.

Signatures

2.

We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity.  Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Paul C. Honda is the senior officer in charge of the servicing function.  See General Instruction J(3) to Form 10-K.  Additionally, please make corresponding changes to your Section 302 certification.  See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

The draft Form 10-K/A attached hereto includes a signature block that clearly indicates that Paul C. Honda is signing the Form 10-K/A in his capacity as the senior officer in charge of the servicing function.  The draft Form 10-K/A attached hereto includes a revised Exhibit 31.1, Section 3.02 Certification with a revised signature block indicating that Paul C. Honda is signing the Certificate in his capacity as the senior officer in charge of the servicing function.

Exhibit 31.1 – Section 302 Certification

3.

Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.  In this regard, we note that while multiple servicers are involved in the transaction, Mr. Honda indicates in paragraph 4 that he is responsible for reviewing the activities of only one servicer.

The draft Form 10-K/A attached hereto includes a revised Exhibit 31.1, Section 302 Certification, which includes the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K and confirms that Mr. Honda is responsible for reviewing the activities of all servicers.

Exhibit 33.1 – Report on Assessment of Compliance with Servicing Criteria

4.

We note that the report prepared by Honda and the related attestation report identify two material instances of noncompliance as of March 31, 2006.  Please tell us whether these have been corrected.

The Company believes it has corrected each of the reported material instances of compliance.

5.

We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB.  While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iv) and (d)(2)(vi) were deemed not applicable.

The Company believes that the servicing criteria specified in Subparagraph (d)(1)(iv) is not applicable because no fidelity bond and/or errors and omissions policy is required to be in effect by the transaction documents.   The Company believes that the servicing criteria specified in Subparagraph (d)(2)(vi) is not applicable because there are no checks used for transfers of funds or otherwise from any transaction account.

6.

We note that Honda assessed compliance with Item 1122(d)(4)(xii), which relates to late payment penalties in connection with payments to be made on behalf of an obligor.  However, the other servicing criteria related to payments made on behalf of obligors were deemed inapplicable.  Please advise or revise as necessary.

The Company interpreted the servicing criteria specified in Item 1122 subparagraph (d)(4)(xii) as requiring that unless an obligor made or caused a payment on a receivable to be paid after the due date, no late penalties would be assessed against the related obligor.  It did not intend reporting compliance with this subparagraph to indicate that the Company makes any payments on behalf of obligors.  To clarify, the Company does not make any payments on behalf of any obligor and accordingly, it believes that the servicing criteria specified in Item 1122 related to payments made on behalf of obligors are not applicable.  If the Company’s understanding of subparagraph (d)(4)(xii) is incorrect, the servicing item in subparagraph (d)(4)(xii) may also be inapplicable.

Exhibit 34.1 – Report of Independent Registered Accounting Firm

7.

Please revise the first sentence, if true, to include the word “not” in front of the word “applicable.”

The [draft] Form 10-K/A includes a revised Exhibit 34.1, Report of Independent Registered Accounting Firm including the change to the inadvertent error you indicated.

Exhibit 35.1 – Servicing Compliance Statement of American Honda Finance Corporation

8.

We note that in Honda’s report on assessment of compliance with servicing criteria, it identified two material instances on noncompliance.  However, Paul Honda certifies in the servicer compliance statement that Honda fulfilled all of its obligations under the servicing agreement in all material respects.  Please explain why a clean servicing compliance statement was filed, given the two material instances of noncompliance identified, or revise your filing accordingly.

The Company reported material instances of noncompliance with the servicing criteria specified in Regulation AB Item 1122 subparagraph (d)(1)(i), which relate to the institution of policies and procedures to monitor any performance or other triggers and events of default and subparagraph (d)1)(ii), which related to the institution of policies and procedures to monitor the servicing activities of outsourced third parties.  Mr. Honda’s servicing compliance statement did not note these instances of noncompliance because performance of these servicing criteria is not required in the transaction documents.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•

the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional comments or questions you may have regarding the filing so that we may complete and file a 10-K/A responsive to your concerns as promptly as possible.

Sincerely,

_/s/ Paul C. Honda___

Paul C. Honda

Assistant Vice President, Assistant Secretary and Compliance Officer

of American Honda Finance Corporation

(senior officer in charge of the servicing function)

Enclosure